As filed with the Securities and Exchange Commission on April 5, 2021

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER *THE SECURITIES ACT OF 1933*

Denbury Inc.

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**5851 Legacy Circle, Plano, Texas 75024** **(972) 673-2000** **(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)**	**20-0467835** **(I.R.S. Employer Identification Number)**

Mark C. Allen, Executive Vice President and Chief Financial Officer
5851 Legacy Circle, Plano, Texas 75024
(972) 673-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Donald W. Brodsky
John J. Harrington
Baker & Hostetler LLP, 811 Main Street, Suite 1100,
Houston, Texas 77002-6111

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share	14,325,139(1)	$45.34(2)	$649,501,802(2)	$70,861

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of common stock being registered hereunder include an indeterminate number of shares of common stock that may be issued in connection with the anti-dilution provisions or stock splits, stock dividends, recapitalizations or similar events.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based on the average of the high and low prices per share of Common Stock on March 29, 2021 as quoted on the New York Stock Exchange.



Denbury Inc.

14,325,139 Shares of Common Stock

This prospectus relates to the offer and sale of 14,325,139 shares of our common stock, $0.001 par value per share ("Common Stock") by the selling stockholders named in this prospectus or in a supplement hereto. On September 18, 2020, in connection with our emergence from bankruptcy, we entered into a registration rights agreement with the selling stockholders obligating us to prepare and file a registration statement to permit the resale of certain shares of Common Stock held by the selling stockholders.

We are not selling any shares of Common Stock under this prospectus and will not receive any proceeds from the sale of shares of Common Stock by the selling stockholders. The shares of Common Stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters, broker dealers or agents. The selling stockholders will determine at what price they may sell the shares of Common Stock offered by this prospectus, and such sales may be made at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution."

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should carefully read this prospectus and any prospectus supplement or amendment before you invest. You also should read the documents we have referred you to in the "Where You Can Find More Information" section of this prospectus for information about us and our financial statements.

Our Common Stock is quoted on the New York Stock Exchange ("NYSE") under the ticker symbol "DEN". On April 1, 2021, the last reported sale price of Common Stock on NYSE was $50.87 per share.

Investing in our Common Stock involves a high degree of risk. Before buying any shares of Common Stock, you should carefully read the discussion of material risks of investing in our Common Stock in the "Risk Factors" section in our Annual Report on Form 10-K for the year ended December 31, 2020 and our other filings with the SEC that are incorporated into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 5, 2021

TABLE OF CONTENTS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission ("SEC") as a "well-known seasoned issuer" as defined under Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), using a shelf registration process. Under the shelf registration process, the selling stockholders named herein may, from time to time, offer and sell or otherwise dispose of the shares of Common Stock covered by this prospectus in one or more offerings. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or the shares of Common Stock are sold or otherwise disposed of on a later date.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any supplement or amendment thereto or in documents incorporated by reference therein. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Cautionary Statement Regarding Forward-Looking Statements" herein.

When referring to Denbury Inc. (formerly known as Denbury Resources Inc.) (the "Company," "us," "our," "we," or similar expressions), the intent is to refer to Denbury Inc., the successor reporting company of Denbury Resources Inc. pursuant to Rule 15d-5 of the Exchange Act.

EXPLANATORY NOTE

On July 30, 2020 (the "Petition Date"), Denbury Resources Inc. ("Legacy Denbury") and each of its wholly-owned subsidiaries (together with Legacy Denbury, the "Company") filed petitions for voluntary relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") under the caption *In re Denbury Resources Inc., et al.*, Case No. 20-33801 (the "Chapter 11 Cases"). On July 30, 2020, the Company filed the Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates (as amended, modified or supplemented from time to time, the "Plan") and the related disclosure statement (the "Disclosure Statement").

On September 2, 2020, the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Plan and approving the Disclosure Statement. The Plan, as confirmed, is attached to the Confirmation Order as Exhibit A. The Plan and the Confirmation Order were previously filed as Exhibit 99.1 to Legacy Denbury's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the "SEC") on September 4, 2020 and are hereby incorporated by reference into this prospectus.

On September 18, 2020 (the "Emergence Date"), the Plan became effective in accordance with its terms and the Company emerged from Chapter 11. As part of the transactions undertaken pursuant to the Plan, Legacy Denbury's common stock outstanding prior to the Emergence Date was canceled and:

- 47,499,999 shares of Common Stock were issued pro rata to holders of our senior secured second lien notes;
- 2,500,000 shares of Common Stock and 2,631,579 Series A warrants to purchase 2,631,579 shares of Common Stock at an exercise price of $32.59 per share were issued to the holders of our prior convertible senior notes;
- 1,578,947 Series B warrants to purchase 1,578,947 shares of Common Stock at an exercise price of $35.41 per share were issued pro rata to holders of our prior senior subordinated notes; and
- 1,315,793 Series B warrants to purchase 1,315,793 shares of Common Stock at an exercise price of $35.41 per share were issued pro rata to holders of the equity of the Company prior to the Emergence Date.

As a result, effective as of the Emergence Date, Denbury Inc., as reorganized pursuant to the Plan, became the successor reporting company to Legacy Denbury pursuant to Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In connection with our emergence from bankruptcy, on September 18, 2020, we entered into a registration rights agreement with certain holders of Denbury's Common Stock. As such, the Company is filing this prospectus under the requirements of the registration rights agreement to provide for the resale of certain shares of Common Stock by the selling stockholders. We have agreed to bear all of the expenses incurred in connection with the registration of the shares of Common Stock covered by this prospectus. The selling stockholders will pay or assume brokerage commissions and similar charges, if any, incurred in the sale of shares of Common Stock.

For more information on the events that occurred and the shares of Common Stock issued in connection with our emergence from bankruptcy, see our Current Report on Form 8-K that was filed with the SEC on September 18, 2020.

Unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, reflect the actual historical consolidated results of operations and financial condition of Legacy Denbury for the periods presented and do not give effect to the Plan or any of the transactions contemplated thereby or the adoption of fresh start accounting. Accordingly, such pre-Emergence Date financial information is not representative of our performance or financial condition after the Emergence Date.

OUR COMPANY

Denbury is an independent energy company with operations focused on producing oil from mature oil fields in the Gulf Coast and Rocky Mountain regions. The Company is differentiated by its focus on CO_2 Enhanced Oil Recovery ("EOR") and the emerging Carbon Capture, Use, and Storage ("CCUS") industry, supported by the Company's CO_2 EOR technical and operational expertise and its extensive CO_2 pipeline infrastructure. The utilization of captured industrial-sourced CO_2 in EOR significantly reduces the carbon footprint of the oil that Denbury produces, underpinning the Company's goal to fully offset its Scope 1, 2, and 3 CO_2 emissions within the decade.

Our principal executive offices are located at 5851 Legacy Circle, Plano, Texas 75024. The main telephone number is (972) 673-2000. Information contained on our website, www.denbury.com, does not constitute a part of this prospectus.

THE OFFERING

Common Stock offered by the selling stockholders:	Up to 14,325,139 shares of Common Stock.
Common Stock outstanding as of February 28, 2021, prior to and after giving effect to the shares that may be offered pursuant to this prospectus:	50,000,975 shares of Common Stock.[1]

(1) Excludes up to 5,525,214 shares of Common Stock issuable upon exercise of Series A and Series B warrants at initial exercise prices of $32.59 and $35.41, respectively. See "Description of Capital Stock – Warrants" herein.

RISK FACTORS

An investment in our Common Stock involves substantial risk. See "Item 1A – Risk Factors" in our most recent Annual Report on Form 10-K, which in the case of this prospectus is our Form 10-K for the year ended December 31, 2020, and in any subsequent Quarterly Report on Form 10-Q incorporated by reference into this prospectus and any prospectus supplement for a discussion of the factors you should carefully consider, in addition to the other information contained in this prospectus and any accompanying prospectus supplement, before deciding to purchase our Common Stock. These risks are those that we believe are the material risks that we face. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment in our Common Stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The data and/or statements contained in this prospectus or any supplement or amendment thereto or in documents incorporated by reference herein that are not historical facts, including, but not limited to, information regarding the available sources of liquidity, possible or assumed future results of operations, and other plans and objectives for the future operations of Denbury, projections or assumptions as to general economic conditions, and anticipated continuation of the COVID-19 pandemic and its impact on U.S. and global oil demand are forward-looking statements, as that term is defined in Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve a number of risks and uncertainties. Such forward-looking statements may be or may concern, among other things, our ability to capitalize on emerging from bankruptcy and our ability to succeed on a long-term basis, the extent and length of the drop in worldwide oil demand due to the COVID-19 coronavirus, financial forecasts, future hydrocarbon prices and their volatility, current or future liquidity sources or their adequacy to support our anticipated future activities, possible future write-downs of oil and natural gas reserves, together with assumptions based on current and projected production levels, oil and gas prices and oilfield costs, current or future expectations or estimations of our cash flows or the impact of changes in commodity prices on cash flows, availability of capital, borrowing capacity, price and availability of advantageous commodity derivative contracts or the predicted cash flow benefits therefrom, forecasted capital expenditures, drilling activity or methods, including the timing and location thereof, the nature of any future asset purchases or sales or the timing or proceeds thereof, estimated timing of commencement of CO_2 flooding of particular fields or areas, including Cedar Creek Anticline ("CCA") or the availability of capital for CCA pipeline construction, or its ultimate cost or date of completion, timing of CO_2 injections and initial production responses in tertiary flooding projects, development activities, finding costs, anticipated future cost savings, capital budgets, interpretation or prediction of formation details, production rates and volumes or forecasts thereof, hydrocarbon reserve quantities and values, CO_2 reserves and supply and their availability, potential reserves, barrels or percentages of recoverable original oil in place, the impact of regulatory rulings or changes, outcomes of pending litigation, prospective legislation affecting the oil and gas industry, environmental regulations, mark-to-market values, competition, rates of return, estimated costs, changes in costs, future capital expenditures and overall economics, worldwide economic conditions, and other variables surrounding operations and future plans.

Such forward-looking statements generally are accompanied by words such as "plan," "estimate," "expect," "predict," "forecast," "to our knowledge," "anticipate," "projected," "preliminary," "should," "assume," "believe," "may" or other words that convey, or are intended to convey, the uncertainty of future events or outcomes. Such forward-looking information is based upon management's current plans, expectations, estimates, and assumptions and is subject to a number of risks and uncertainties that could significantly and adversely affect current plans, anticipated actions, the timing of such actions and our financial condition and results of operations. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in or implied by any forward-looking statements made by us or on our behalf. Among the factors that could cause actual results to differ materially are fluctuations in worldwide oil prices or in U.S. oil prices and consequently in the prices received or demand for our oil and natural gas; decisions as to production levels and/or pricing by OPEC or production levels by U.S. shale producers in future periods; levels of future capital expenditures; success of our risk management techniques; accuracy of our cost estimates; access to and terms of credit in the commercial banking or other debt markets; fluctuations in the prices of goods and services; the uncertainty of drilling results and reserve estimates; operating hazards and remediation costs; disruption of operations and damages from well incidents, hurricanes, tropical storms, floods, forest fires, or other natural occurrences; acquisition risks; requirements for capital or its availability; conditions in the worldwide financial, trade and credit markets; general economic conditions; competition; government regulations, including changes in tax or environmental laws or regulations; and unexpected delays, as well as the risks and uncertainties inherent in oil and gas drilling and production activities or that are otherwise discussed in this prospectus or any supplement or amendment thereto, including, without limitation, the uncertainties set forth from time to time in our other public reports, filings and public statements including, without limitation, our most recent Annual Report on Form 10-K and our other filings with the SEC that are incorporated into this prospectus.

USE OF PROCEEDS

All of the shares of Common Stock covered by this prospectus are being sold by the selling stockholders. See "Selling Stockholders" below. We will not receive any proceeds from the sale of shares of our Common Stock by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the offering for resale of up to an aggregate of 14,325,139 shares of Common Stock that may be offered and sold from time to time under this prospectus by the selling stockholders identified below, subject to any appropriate adjustment as a result of any stock dividend, stock split or distribution, or in connection with a combination of shares, and any security into which such shares of Common Stock shall have been converted or exchanged in connection with a recapitalization, reorganization, reclassification, merger, consolidation, exchange, distribution or otherwise.

The selling stockholders acquired the shares of Common Stock offered hereby either in connection with our emergence from bankruptcy on September 18, 2020 or in open market purchases. On September 18, 2020, we entered into the registration rights agreement with the selling stockholders pursuant to which we were obligated to prepare and file a registration statement to permit the resale of certain shares of Common Stock held by the selling stockholders from time to time as permitted by Rule 415 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

We have prepared the table, the paragraph immediately following this paragraph, and the related notes based on information supplied to us by the selling stockholders and such information is as of March 16, 2021 (except as otherwise noted). We have not sought to verify such information. We believe, based on information supplied by the selling stockholders, that except as may otherwise be indicated in the footnotes to the table below, the selling stockholders have sole voting and dispositive power with respect to the shares of Common Stock reported as beneficially owned by them. Because the selling stockholders identified in the table may sell some or all of the shares of Common Stock owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of Common Stock, no estimate can be given as to the number of the shares of Common Stock available for resale hereby that will be held by the selling stockholders upon termination of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of Common Stock they hold in transactions exempt from the registration requirements of the Securities Act after the date on which the selling stockholders provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling stockholders will sell all of the shares of Common Stock beneficially owned by them that are covered by this prospectus. The selling stockholders are not obligated to sell any of the shares of Common Stock offered by this prospectus. The percent of beneficial ownership for the selling security holders is based on 50,000,975 shares of Common Stock outstanding as of February 28, 2021.

Certain selling stockholders are affiliates of broker-dealers (but are not themselves broker-dealers). Each of these broker-dealer affiliates purchased the securities identified in the table as beneficially owned by it in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities. These broker-dealer affiliates did not receive the securities to be sold in the offering as underwriting compensation.

	Shares of Common Stock Beneficially Owned Prior to the Offering[1]		Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of the Offering[2]	
	Number	Percentage		Number	Percentage
Selling stockholders:					
Certain funds advised by Capital Research and Management Company[3]	2,497,783	5.00%	2,497,783	—	—
Cyrus Capital funds[4]	2,666,624	5.33%	2,666,624	—	—
Fidelity funds[5]	6,622,776	13.25%	6,622,776	—	—
GoldenTree funds[6]	2,002,154	4.00%	2,002,154	—	—
Keyframe funds[7]	535,802	1.07%	535,802	—	—

_____

(1) The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

(2) Assumes the selling stockholders sell all of the shares of Common Stock beneficially owned and do not acquire beneficial ownership of any additional shares of our Common Stock.

(3) Consists of (i) 2,300,031 shares owned by American High-Income Trust ("AHIT"), (ii) 149,477 shares owned by The Income Fund of America ("IFA"), (iii) 45,114 shares owned by American Funds Insurance Series - High Income Bond Fund ("HIBF"), (iv) 1,978 shares owned by Capital Group US High Yield Fund (LUX) ("HYF"), and (v) 1,183 shares owned by American Funds Multi-Sector Income Fund ("MSI" and, together with AHIT, IFA, HIBF and HYF, the "CRMC funds"). For purposes of the reporting requirements of the Exchange Act, Capital Research and Management Company, Capital International Investors, Capital Research Global Investors or Capital World Investors may be deemed to be the beneficial owner of all of the securities held by each selling security holder. However, each of Capital Research and Management Company, Capital International Investors, Capital Research Global Investors and Capital World Investors expressly disclaims that each is, in fact, the beneficial owner of such securities. David A. Daigle, Tom Chow, Tara L. Torrens and Shannon Ward, as portfolio managers, have voting and investment power over the securities owned by AHIT and HIBF. Hilda L. Applbaum, Caroline Randall, Pramod Atluri, David A. Daigle, Paul Flynn, Joyce Gordon, Dina N. Perry, Anirudh Samsi, Andrew B. Suzman, Bradley J. Vogt, Shannon Ward and John R. Queen, as portfolio managers, have voting and investment power over the securities owned by IFA. David A. Daigle and Shannon Ward, as portfolio managers, have voting and investment power over the securities owned by HYF. Damien J. McCann, Kirstie Spence, Scott Sykes, Shannon Ward and Vincent J. Gonzales, as portfolio managers, have voting and investment power over the securities owned by MSI. The address for the CRMC funds is 333 South Hope Street, 50th Floor, Los Angeles, CA 90071.

(4) Consists of (i) 1,229,743 shares owned by Cyrus Opportunities Master Fund II, Ltd., (ii) 432,644 shares owned by Crescent 1, L.P., (iii) 415,641 shares owned by CRS Master Fund, L.P., (iv) 352,287 shares owned by Canary SC Master Fund, L.P., (v) 141,213 shares owned by Cyrus Select Opportunities Master Fund, Ltd., (vi) 58,147 shares owned by Cyrus 1740 Master Fund, L.P., (vii) 29,951 shares owned by Cyrus Select Opportunities Master Fund II, L.P., (viii) 5,807 shares owned by PC Investors III LLC and (ix) 1,191 shares owned by Peterson Capital Investors LLC (collectively, the "Cyrus Capital funds"). This information being as of February 8, 2021. Cyrus Capital Partners, L.P. ("CCP") is the Investment Manager of the selling stockholders and has investment power. The general partner of CCP is Cyrus Capital Partners GP, L.L.C. ("CCPGP"). Stephen C. Freidheim is the Manager and Sole Member of CCPGP and the Chief Investment Officer of CCP. Mr. Freidheim, CCPGP and CCP each disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein. The address of the Cyrus Capital funds is c/o Cyrus Capital Partners, L.P., 65 East 55th Street, 35th Floor, New York, NY 10022.

(5) Consists of (i) 1,527,317 shares owned by FIDELITY SUMMER STREET TRUST: Fidelity Capital & Income Fund, (ii) 953,238 shares owned by Master Trust Bank of Japan Ltd. Re: Fidelity US High Yield, (iii) 539,030 shares owned by FIDELITY ADVISOR SERIES II: Fidelity Advisor Strategic Income Fund, (iv) 906,422 shares owned by Fidelity Funds SICAV / Fidelity Funds - US High Yield, (v) 420,941 shares owned by FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: Fidelity High Income Central Fund, (vi) 597,283 shares owned by FIDELITY ADVISOR SERIES I: Fidelity Advisor Floating Rate High Income Fund, (vii) 435,828 shares owned by Fidelity American High Yield Fund, (viii) 335,761 shares owned by Fidelity Distressed Opportunities Master Fund I, LP., (ix) 201,713 shares owned by FIDELITY ADVISOR SERIES I: Fidelity Advisor High Income Advantage Fund, (x) 55,949 shares owned by VARIABLE INSURANCE PRODUCTS FUND V: Strategic Income Portfolio, (xi) 92,586 shares owned by Fidelity Canadian Balanced Fund, (xii) 59,809 shares owned by Pension Reserves Investment Trust Fund, (xiii) 32,088 shares owned by Japan Trustee Services Bank, Ltd. Re: Fidelity Strategic Income Fund (Mother), (xiv) 83,209 shares owned by Fidelity Global High Yield Multi-Asset Base Fund, (xv) 65,094 shares owned by Fidelity Central Investment Portfolios LLC: Fidelity Floating Rate Central Fund, (xvi) 47,700 shares owned by FIAM High Yield Fund, LLC, (xvii) 44,042 shares owned by Fidelity Institutional U.S. High Yield Fund - Series 1, (xviii) 28,577 shares owned by FIDELITY MERRIMACK STREET TRUST: Fidelity Total Bond ETF, (xix) 27,140 shares owned by FIDELITY INCOME FUND: Fidelity Total Bond Fund, (xx) 26,871 shares owned by FIAM Floating Rate High Income Commingled Pool, (xxi) 21,253 shares owned by Japan Trustee Services Bank, Ltd. Re: Fidelity High Yield Bond Open Mother Fund, (xxii) 20,949 shares owned by AZL Fidelity Institutional Asset Management Total Bond Fund, (xxiii) 15,462 shares owned by FIDELITY SALEM STREET TRUST: Fidelity SAI Total Bond Fund, (xxiv) 10,660 shares owned by FIDELITY SUMMER STREET TRUST: Fidelity Global High Income Fund, (xxv) 13,526 shares owned by AZL Fidelity Institutional Asset Management Multi-Strategy Fund, (xxvi) 13,405 shares owned by FIDELITY SUMMER STREET TRUST: Fidelity Series Floating Rate High Income Fund, (xxvii) 11,185 shares owned by VARIABLE INSURANCE PRODUCTS FUND: Floating Rate High Income Portfolio, (xxviii) 11,171 shares owned by Fidelity Floating Rate High Income Multi-Asset Base Fund, (xxix) 11,135 shares owned by FIAM Leveraged Loan LP, (xxx) 8,236 shares owned by Fidelity Floating Rate High Income Fund, (xxxi) 3,720 shares owned by Fidelity Qualifying Investor Funds Plc and (xxxii) 1,494 shares owned by Advanced Series Trust - AST Fidelity Institutional AM Quantitative Portfolio (collectively, the "Fidelity funds"). The Fidelity funds are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the

predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company, LLC ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity funds' Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity funds' Boards of Trustees. The address for FIDELITY MERRIMACK STREET TRUST: Fidelity Total Bond ETF, Fidelity Canadian Balanced Fund, Fidelity American High Yield Fund, Fidelity Floating Rate High Income Fund, FIAM Leveraged Loan LP, Fidelity Institutional U.S. High Yield Fund - Series 1, Fidelity Global High Yield Multi-Asset Base Fund, Fidelity Floating Rate High Income Multi-Asset Base Fund and VARIABLE INSURANCE PRODUCTS FUND V: Strategic Income Portfolio is State Street Bank & Trust, P.O. Box 5756, Boston, MA 02206. The address for FIDELITY ADVISOR SERIES I: Fidelity Advisor Floating Rate High Income Fund, FIDELITY SUMMER STREET TRUST: Fidelity Capital & Income Fund, Fidelity Distressed Opportunities Master Fund I, LP., Fidelity Central Investment Portfolios LLC: Fidelity Floating Rate Central Fund, FIDELITY SUMMER STREET TRUST: Fidelity Global High Income Fund, FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: Fidelity High Income Central Fund, FIDELITY ADVISOR SERIES I: Fidelity Advisor High Income Advantage Fund, FIDELITY SALEM STREET TRUST: Fidelity SAI Total Bond Fund, FIDELITY INCOME FUND: Fidelity Total Bond Fund, VARIABLE INSURANCE PRODUCTS FUND: Floating Rate High Income Portfolio and FIDELITY SUMMER STREET TRUST: Fidelity Series Floating Rate High Income Fund is M.Gardiner & Co, c/o JPMorgan Chase Bank, N.A. P.O. Box 35308, Newark, NJ 07101-8006. The address for AZL Fidelity Institutional Asset Management Total Bond Fund, Advanced Series Trust - AST Fidelity Institutional AM Quantitative Portfolio, Pension Reserves Investment Trust Fund, FIAM Floating Rate High Income Commingled Pool and AZL Fidelity Institutional Asset Management Multi-Strategy Fund is BNY Mellon, P.O. Box 392002, Pittsburgh, PA 15230. The address for Fidelity Funds SICAV / Fidelity Funds - US High Yield, FIAM High Yield Fund, LLC, Japan Trustee Services Bank, Ltd. Re: Fidelity Strategic Income Fund (Mother), Master Trust Bank Of Japan Ltd. Re: Fidelity US High Yield, Japan Trustee Services Bank, Ltd. Re: Fidelity High Yield Bond Open Mother Fund and Fidelity Qualifying Investor Funds Plc is Mag & Co, c/o Brown Brothers Harriman & Co., Attn: Corporate Actions/Vault, 140 Broadway, New York, NY 10005. The address for FIDELITY ADVISOR SERIES II: Fidelity Advisor Strategic Income Fund is Gerlach & Co, c/o Citibank N.A/Custody IC&D Lock Box, P.O. Box 7247-7057, Philadelphia, PA 19170-7057.

(6) Consists of (i) 12,302 shares owned by Crown Managed Accounts SPC - Crown/GT Segregated Portfolio, (ii) 27,977 shares owned by Ginkgo Tree, LLC, (iii) 77,178 shares owned by GN3 SIP Limited, (iv) 666,883 shares owned by GoldenTree Distressed Master Fund III Ltd, (v) 289,090 shares owned by Goldentree Distressed Onshore Master Fund III LP, (vi) 24,971 shares owned by GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., (vii) 460,224 shares owned by GoldenTree Master Fund, Ltd., (viii) 3,833 shares owned by GoldenTree Multi Sector-C LP, (ix) 103,694 shares owned by GoldenTree V1 Master Fund, L.P., (x) 56,591 shares owned by GT Credit Fund LP, (xi) 112,657 shares owned by GT G Distressed Fund 2020 LP, (xii) 18,609 shares owned by GT NM, L.P., (xiii) 5,153 shares owned by Guadalupe Fund, LP, (xiv) 25,822 shares owned by High Yield And Bank Loan Series Trust, (xv) 6,191 shares owned by Louisiana State Employees Retirement System, (xvi) 3,943 shares owned by MA Multi-Sector Opportunistic Fund, LP, (xvii) 62,406 shares owned by San Bernardino County Employees Retirement Association and (xviii) 44,630 shares owned by Syncora Guarantee Inc. (collectively, the "GoldenTree funds"). Investment power over the GoldenTree funds is held by Goldentree Asset Management LP. The address of the GoldenTree funds is 300 Park Ave, 21st Floor, New York, NY 10022.

(7) Consists of (i) 200,283 shares owned by Keyframe Fund III. L.P., (ii) 160,714 shares owned by Keyframe Fund IV. L.P., (iii) 94,865 shares owned by Keyframe Fund I. L.P. and (iv) 79,940 shares owned by Keyframe Fund II. L.P. (collectively, the "Keyframe funds"). This information being as of February 8, 2021. Keyframe Capital Partners, L.P. ("KCP"), is the Investment Manager of the Selling Stockholder and has investment power. The general partner of KCP is Keyframe Capital Partners GP, L.L.C. ("KCPGP"). John R. Rapaport is the Managing Member of KCPGP and the Chief Investment Officer of KCP. Mr. Rapaport, KCPGP and KCP each disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein. The address for the Keyframe funds is c/o Keyframe Capital Partners, L.P., 65 East 55th Street, 35th Floor, New York, NY 10022.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling stockholders as to any plan of distribution. Distributions of the shares of Common Stock by the selling stockholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which Common Stock may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares of Common Stock may be sold include:

- privately negotiated transactions;
- underwritten transactions;
- exchange distributions and/or secondary distributions;
- sales in the over-the-counter market;
- ordinary brokerage transactions and transactions in which the broker solicits purchasers;
- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
- a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
- short sales;
- through the writing of options on the shares, whether or not the options are listed on an options exchange;
- through the distributions of the shares by any selling stockholder to its partners, members or stockholders;
- a combination of any such methods of sale; and
- any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of Common Stock under Rule 144 under the Securities Act, in each case if available, rather than under this prospectus.

Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the securities to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the securities for whom they may act as agent. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares of Common Stock for sale under the Securities Act and to indemnify the selling stockholders and each person who participates as an underwriter in the offering of the shares of Common Stock against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the securities under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders also may sell securities short and deliver them to close their short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424 or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

There can be no assurances that the selling stockholders will sell any or all of the securities offered under this prospectus.

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

The Third Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Company provides that the Company is authorized to issue 300 million shares of capital stock, divided into two classes consisting of (a) 250 million shares of Common Stock and (b) 50 million shares of preferred stock, par value $0.001 per share (the "Preferred Stock").

Common Stock

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election or removal of directors.

The bylaws of the Company (the "Bylaws") provide that the Board of Directors of the Company (the "Board") be comprised of not less than three nor more than fifteen directors and a director may be removed, with or without cause, with the affirmative vote or written consent of the holders of at least a majority of the voting power of the shares entitled to vote generally in the election of directors of the Company. The number of directors constituting the full Board, within the range described above, is set by resolution of the Board adopted by the affirmative vote of a majority of directors.

The Bylaws provide that all elections of directors of the Company and all other matters to be voted on by stockholders are determined by a majority of the votes cast affirmatively or negatively, on such matter. The Board may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors, upon the affirmative vote of a majority of the remaining directors then in office.

The Board is authorized to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws by the affirmative vote of a majority of the directors. The stockholders by affirmative vote of at least a majority in voting power of the shares of Common Stock present in person or by proxy and entitled to vote thereon, also have the power to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws.

Dividends

The Board may from time to time declare, and the Company may pay, dividends (payable in cash, property or shares of the Company's capital stock) on the Company's outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation and may be paid in cash, in property or in shares of the capital stock, or in any combination thereof. Under the terms of our revolving credit facility, dividends may not be paid on our Common Stock prior to September 18, 2021.

Liquidation

Except as otherwise required by the Bylaws or Certificate of Incorporation, the Common Stock will have all rights and privileges typically associated with such securities as set forth in the General Corporation Law of the State of Delaware ("DGCL") in relation to rights upon liquidation.

Preferred Stock

Under the terms of the Certificate of Incorporation, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.

The Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the state of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

Warrants

As of February 28, 2021, we had 5,525,214 warrants to purchase 5,525,214 shares of Common Stock outstanding, consisting of 2,631,579 Series A warrants and 2,893,635 Series B warrants. The warrants were issued under Section 1145 of the U.S. Bankruptcy Code in connection with our emergence from bankruptcy and such warrants were deemed to have been issued, and shares of Common Stock issued upon exercise of such warrants will be deemed to be issued, in a public offering and may be resold as freely tradeable securities under the Securities Act, except for such warrants and shares of Common Stock issued upon exercise of such warrants held by our "affiliates" or holders deemed to be "underwriters," as that term is defined in Section 1145(b) of the U.S. Bankruptcy Code, who may be subject to applicable resale limitations under Rule 144. The warrants and shares of Common Stock issued upon exercise of such warrants are subject to the Warrant Agreements (as defined below).

The warrants were issued pursuant to the warrant agreements (the "Warrant Agreements") with certain of our stockholders and prior stockholders. Pursuant to the Warrant Agreements, each Series A warrant entitles the holder of such warrant the right to acquire one share of Common Stock at the exercise price initially set at $32.59, and each Series B warrant entitles the holder of such warrant the right to acquire one share of Common Stock at the exercise price initially set at $35.41, each subject to adjustment as provided in the applicable Warrant Agreement. The number of shares of Common Stock for which a warrant is exercisable, and the exercise price, are subject to adjustment from time to time upon the occurrence of certain events, including (1) stock splits, reverse stock splits or stock dividends to all or substantially all of the holders of Common Stock, (2) any combination or subdivision in respect of Common Stock or (3) certain special dividends issued to all holders of Common Stock. The Series A warrants will expire on September 18, 2025, and the Series B warrants will expire on September 18, 2023.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company's stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Business Combinations

The Company has opted out of Section 203 of the DGCL.

Special Meetings of Stockholders

The Bylaws provide that, except as otherwise required by applicable law or provided in the Certificate of Incorporation, special meetings of the stockholders, other than those required by statute, may be called at any time pursuant to a resolution adopted by the Board, or upon the request of holders of Common Stock entitled to vote having not less than twenty-five percent of the aggregate voting power of the then issued and outstanding shares of Common Stock.

No Cumulative Voting

The Certificate of Incorporation and Bylaws provide that there will be no cumulative voting by stockholders in the election of directors.

Stockholder Action and Advance Notice Procedure

The Certificate of Incorporation provides that stockholders may take action by written consent if the consent is signed by holders of the Company's outstanding shares of Common Stock having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Bylaws state that if notice is provided for a stockholders meeting other than an annual meeting, it will in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting will be limited to the matters so stated in the Company's notice of meeting (or any supplement thereto).

In addition, the Bylaws establish advance notice procedures for:

- stockholders to nominate candidates for election as a director; and
- stockholders to propose topics for consideration at stockholders' meetings.

For nominations of directors or proposals of business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing ("Record Stockholder Notice") to the Secretary of the Company (the "Secretary") and any such business must be a proper matter for stockholder action under Delaware law. To be timely, a Record Stockholder Notice shall be received by the Secretary at the principal executive offices of the Company not less than 90 nor more than 120 days prior to the one-year anniversary of the preceding year's annual meeting of stockholders; provided, however, that, subject to certain exceptions and limitations, (A) if the meeting is convened more than 30 days prior to or delayed by more than 70 days after the one-year anniversary of the preceding year's annual meeting, or if no annual meeting was held during the preceding year, the Record Stockholder Notice to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In the event that the number of directors to be elected to the board of directors is increased and a public announcement naming all of the nominees for director or indicating the increase in the size of the board of directors is not made by the Company at least 100 days before the last day a stockholder may timely deliver a notice of nomination as set forth above, a Record Stockholder Notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the date on which such public announcement is first made by the Company.

Authorized but Unissued Shares

Under Delaware law, the Company's authorized but unissued shares of Common Stock are available for future issuance without stockholder approval. The Company may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Limitation on Liability of Directors and Officers

The Certificate of Incorporation limits liability of directors to the fullest extent that the DGCL or any other law of the state of Delaware, as the same exists or may be amended, permits the limitation or elimination of the liability of directors and provides that no person who is or was a director of the Company will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

In addition, with certain exceptions, the Certificate of Incorporation requires that the Company indemnify its directors and officers to the fullest extent authorized or permitted by applicable law and that the Company pay such expenses in advance. The Company may also maintain directors' and officers' liability insurance. The Company believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such action, if successful, might otherwise benefit the Company and its stockholders.

Forum for Adjudication of Disputes

The Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, subject to the Court of Chancery having personal jurisdiction over the parties named as defendants, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company; any action asserting breach of a fiduciary duty owed by any director, officer, employee or agent of the Company;

any action asserting a claim against the Company or any director or officer arising pursuant to the DGCL, the Certificate Of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction to the Court of Chancery; or any action asserting a claim governed by the internal affairs doctrine. Although the Company has included a choice of forum provision in its amended and restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of the Company's stockholders to seek remedies under the federal securities laws.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Broadridge Corporate Issuer Solutions.

LEGAL MATTERS

Certain legal matters in connection with our Common Stock offered hereby will be passed upon for us by Baker & Hostetler LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Denbury Inc. and its subsidiaries (Successor) as of December 31, 2020 and for the period from September 19, 2020 through December 31, 2020 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Denbury Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the confirmation and consummation of the Company's prepackaged joint plan of reorganization and the adoption of fresh start accounting as discussed in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Denbury Resources Inc. and its subsidiaries (Predecessor) as of December 31, 2019 and for the period January 1, 2020 through September 18, 2020, and for each of the two years in the period ended December 31, 2019 incorporated in this prospectus by reference to Denbury Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to to the confirmation and consummation of the Company's prepackaged joint plan of reorganization and the adoption of fresh start accounting as discussed in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of our net oil and natural gas reserves and related information included or incorporated by reference in this prospectus have been derived from reports prepared by DeGolyer and MacNaughton. All such information has been so included or incorporated by reference on the authority of such firm as experts regarding the matters contained in its reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to shares of our Common Stock being offered by this prospectus. This prospectus and any accompanying prospectus supplement or amendment do not contain all of the information found in the registration statement. For further information regarding us and the shares of Common Stock offered by this prospectus, reference is made to the full registration statement, including its exhibits and schedules, filed under the Securities Act. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website at http://www.sec.gov. Statements contained in this prospectus and any accompanying prospectus supplement as to the contents of any contract or other document are not necessarily complete. We are required to file annual and quarterly reports, proxy statements, and other information with the SEC. We furnish or make available to our stockholders annual reports containing our audited financial statements and furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year. The Registration Statement and such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's website at www.sec.gov.

Our website on the Internet is located at www.denbury.com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information "furnished" under Item 2.02, 7.01 or 9.01 on Form 8-K or other information "furnished" to the SEC which is not deemed filed and not incorporated in this prospectus, until the termination of the offering of securities made by this prospectus.

- our Annual Report on Form 10-K for the year ended December 31, 2020 filed on March 5, 2021;
- our Current Reports on Form 8-K filed on March 4, 2021, March 16, 2021 and April 5, 2021;
- the description of our Common Stock contained in our Registration Statement on Form 8-A, filed on September 18, 2020, including any amendments or reports filed for the purposes of updating the description.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC's website at http://www.sec.gov. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. You may obtain a copy of these filings by writing or telephoning:

Attn: Investor Relations
5851 Legacy Circle
Plano, Texas 75024
(972) 673-2000



14,325,139 Shares of Common Stock

Prospectus

April 5, 2021

Part II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.

Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby and payable by us. With the exception of the SEC registration fee, the amounts set forth below are estimates.

	Amount
SEC registration fee	$ 70,861
Legal fees and expenses	80,000
Accounting fees and expenses	30,000
Transfer agent and registrar fees	10,000
Miscellaneous	50,000
Total	$ 240,861

Item 15. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the DGCL. Section 145(e) of the DGCL further provides that such expenses (including attorneys' fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Amended and Restated Certificate of Incorporation

The Certificate of Incorporation provides that the Company will indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was one of the Company's directors or officers or is or was serving at the Company's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Certificate of Incorporation further provides for the advancement of expenses to each of its officers and directors.

The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

D&O Insurance and Indemnification Agreements

The Company also maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not the Company would have the power to indemnify such person against such liability under the DGCL or the provisions of the Certificate of Incorporation.

The Company has also entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements require the Company to (a) indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company and (b) advance expenses reasonably incurred as a result of any proceeding against them as to which they could be indemnified. Each indemnity agreement is in substantially the form included herein as Exhibit 10.4 to this Registration Statement. The description of the indemnity agreements is qualified in its entirety by reference to the full text of the form of indemnity agreement, which is incorporated herein by reference.

Item 16. Exhibits and Financial Statement Schedules.

      (a) *Exhibits*.

Exhibit Index

Exhibit Number	Description
2.1	Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates (Technical Modifications) (incorporated by reference to Exhibit A to the Order Approving the Debtors' Disclosure Statement For, and Confirming, the Debtors' Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates, as filed as Exhibit 99.1 to Denbury's Current Report on Form 8-K filed on September 4, 2020, File No. 001-12935).
3.1	Third Restated Certificate of Incorporation of Denbury Resources Inc. (incorporated by reference to Exhibit 3.1 to Denbury Inc.'s Current Report on Form 8-K filed on September 18, 2020, File No. 001-12935).
3.2	Fourth Amended and Restated Bylaws of Denbury Inc. (incorporated by reference to Exhibit 3.2 to Denbury Inc.'s Current Report on Form 8-K filed on September 18, 2020, File No. 001-12935).
4.1	Series A Warrant Agreement dated as of September 18, 2020, by and between Denbury Inc., and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 10.2 to Denbury Inc.'s Current Report on Form 8-K filed on September 18, 2020, File No. 001-12935).
4.2	Series B Warrant Agreement dated as of September 18, 2020, by and between Denbury Inc., and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 10.3 to Denbury Inc.'s Current Report on Form 8-K filed on September 18, 2020, File No. 001-12935).
4.3	Registration Rights Agreement dated as of September 18, 2020 among Denbury Inc. and certain holders identified therein (incorporated by reference to Exhibit 10.4 to Denbury Inc.'s Current Report on Form 8-K filed on September 18, 2020, File No. 001-12935).
5.1*	Legal opinion of Baker & Hostetler LLP as to the legality of the securities being registered.
10.1	Restructuring Support Agreement, dated July 28, 2020 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 29, 2020, File No. 001-12935).
23.1*	Consent of Baker & Hostetler LLP (contained in Exhibit 5.1)
23.2*	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of PricewaterhouseCoopers LLP
23.4*	Consent of DeGolyer and MacNaughton
24.1*	Power of Attorney (included on the signature page of this Registration Statement).

*   Filed herewith.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

      (a)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i)   to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii)   to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the Form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(i), (a)(ii) and (a)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof;

(c)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)   that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)   each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)   each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(e)   that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)   any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by such undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by such undersigned registrant to the purchaser.

(f)   that, for purposes of determining any liability under the Securities Act, the information omitted from the Form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a Form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(g)   that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on April 5, 2021.

Denbury Inc.

By: /s/ Mark C. Allen

Name: Mark C. Allen

Title: Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Mark C. Allen as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act, with the SEC, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or her substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below as of April 5, 2021.

Signature	Title
/s/ Christian S. Kendall Christian S. Kendall	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Mark C. Allen Mark C. Allen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Nicole Jennings Nicole Jennings	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Kevin O. Meyers Kevin O. Meyers	Chairman of the Board
/s/ Anthony Abate Anthony Abate	Director
/s/ Caroline Angoorly Caroline Angoorly	Director
/s/ James Chapman James Chapman	Director
/s/ Lynn A. Peterson Lynn A. Peterson	Director
/s/ Brett Wiggs Brett Wiggs	Director
/s/ Cindy A. Yeilding Cindy A. Yeilding	Director

Exhibit 5.1

Baker & Hostetler LLP

811 Main Street
Suite 1100
Houston, TX 77002-6111

T 713.751.1600
F 713.751.1717
www.bakerlaw.com

April 5, 2021

Denbury Inc.
5851 Legacy Circle
Plano, Texas 75024

      Re: Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel for Denbury Inc., a Delaware corporation (the "Company"), with respect to certain legal matters in connection with the preparation and filing of a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), by the Company with the Securities and Exchange Commission (the "Commission"), pursuant to Rules 415 and 462(e) under the Securities Act. The Prospectus (as defined below) relates to the resale of up to 14,325,139 shares (the "Selling Stockholder Shares") of the Company's common stock, par value $0.001 per share (the "Common Stock"), by certain stockholders of the Company (the "Selling Stockholders") identified in the Registration Statement (as defined below). The Shares are being offered and sold pursuant to the Prospectus which is included in the Registration Statement on Form S-3 being filed with the Commission by the Company on or about the date hereof (such registration statement, as amended and supplemented, the "Registration Statement," including a prospectus of the same date contained therein, (the "Prospectus").

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

We have examined such documents and such matters of fact and law as we deem necessary or appropriate to enable us to render the opinions contained herein. In our examination, we have assumed, but have not independently verified, the genuineness of all signatures, the conformity to original documents of all documents and instruments submitted to us as certified, facsimile or other copies, and the authenticity of all such documents. As to questions of fact material to this opinion, we have relied on certificates or comparable documents of public officials and of officers of the Company without further investigation as to the facts set forth therein.

For purposes of this opinion, we have assumed that the Registration Statement will have become effective automatically upon filing and has not been suspended, and the Registration Statement will remain effective at the time of any offers and sales of the Selling Stockholder Shares under the Prospectus.

Based upon the foregoing, and subject to the assumptions, qualifications and limitations stated herein, we are of the opinion that the Selling Stockholder Shares are validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America, as in effect on the date hereof, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction and express no opinion and provide no assurance as to compliance with any federal or state securities law, rule or regulation.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus included therein. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

/s/ Baker & Hostetler LLP
BAKER & HOSTETLER LLP

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Denbury Inc. of our report dated March 5, 2021 relating to the financial statements of Denbury Inc. and the effectiveness of internal control over financial reporting, which appears in Denbury Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

April 5, 2021

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Denbury Inc. of our report dated March 5, 2021 relating to the financial statements of Denbury Resources Inc., which appears in Denbury Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

April 5, 2021

Exhibit 23.4

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

April 1, 2021

Denbury Inc.
5851 Legacy Circle
Plano, Texas 75024

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton and to the references made to DeGolyer and MacNaughton in the Form S-3 Registration Statement of Denbury Inc., to be filed with the United States Securities and Exchange Commission on or about April 1, 2021, and in the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2020, to the incorporation by reference of our report of third party dated February 5, 2021, regarding the estimated proved reserves of Denbury Inc., and to the inclusion of information taken from our reports entitled "Report as of December 31, 2020 on Reserves and Revenue of Certain Properties with interests attributable to Denbury Inc.," "Report as of December 31, 2019 on Reserves and Revenue of Certain Properties with interests attributable to Denbury Resources Inc.," and "Report as of December 31, 2018 on Reserves and Revenue of Certain Properties with interests attributable to Denbury Resources Inc. SEC Case."

Very truly yours,

/s/ DeGolyer and MacNaughton

DeGolyer and MacNaughton
Texas Registered Engineering Firm-716